Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220304

PROSPECTUS

3,549,071 Ordinary Shares

NIS 0.03 Per Share

This prospectus relates to the resale, from time to time, by DBSI Investments Ltd., or the Selling Shareholder, or its pledgees, donees, transferees, or other successors in interest of up to 3,549,071 ordinary shares of Rada Electronic Industries Ltd., or Rada. The Selling Shareholder acquired 2,226,154 of these shares from us on May 18, 2016 pursuant to the terms of a purchase agreement, or the Purchase Agreement, and 1,322,917 of the ordinary shares were acquired upon the conversion of a US$3,175,000 convertible loan on August 28, 2017, issued pursuant to a convertible loan agreement dated May 16, 2016, or the Loan Agreement. The conversion price was $2.40 per share.

Our ordinary shares trade on the Nasdaq Capital Market under the symbol “RADA.” On September 12, 2017, the last reported sale price of our ordinary shares on the NASDAQ Stock Market was $2.79 per share. The Selling Shareholder may offer and sell any of the ordinary shares from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the Selling Shareholder, you should refer to the section entitled “Plan of Distribution” elsewhere in this prospectus. We will not receive any proceeds from the sale of any ordinary shares by the Selling Shareholder. We do not know when or in what amount the Selling Shareholder may offer the ordinary shares for sale. The Selling Shareholder may sell any, all or none of the ordinary shares offered by this prospectus.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE ISRAELI SECURITIES AUTHORITY OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 13, 2017

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor the Selling Shareholder have authorized anyone else to provide you with different information. The ordinary shares offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 we filed with the Securities Exchange Commission, or the SEC. The Selling Shareholder named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus and the documents incorporated by reference herein include important information about us, the ordinary shares being offered by the Selling Shareholder and other information you should know before investing. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. This prospectus does not contain all the information provided in the registration statement we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find More Information; Incorporation of Information by Reference.” You should rely only on information contained in, or incorporated by reference into, this prospectus. We have not, and the Selling Shareholder has not authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus and information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any other date.

The Selling Shareholder may offer and sell the ordinary shares directly to purchasers, through agents selected by the Selling Shareholder, or to or through underwriters or dealers. A prospectus supplement, if required, may describe the terms of the plan of distribution and set forth the names of any agents, underwriters or dealers involved in the sale of ordinary shares. See “Plan of Distribution.”

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus and any supplement to this prospectus to “the Company,” “Rada,” “we,” “us” and “our” refer to Rada Electronic Industries Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. All references in this prospectus to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, contains, and any prospectus supplement may contain, forward-looking statements within the meaning of the federal securities laws. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this prospectus at “Risk Factors.” We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

We are an Israel-based defense electronics contractor specializing in the development, manufacture, marketing and sales of defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, tactical land-based radars for defense forces and border protection systems, and inertial navigation systems. In addition, while we continue to sell and support our legacy commercial aviation products and services, in 2016 we decided to actively pursue the sale of our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS, which is the main platform of our test and repair shop activity.

We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 4250407, Israel, and our telephone number is +972-9-892-1111. Our website address is www.rada.com. The information on our website is not incorporated by reference into this prospectus.

THE OFFERING

Ordinary shares offered (by the Selling Shareholder)	3,549,071 shares
NASDAQ Capital Market symbol	“RADA”
Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.
Ordinary shares outstanding as of September 12, 2017	29,345,763 shares
Risk factors	Prospective investors should carefully consider the Risk Factors beginning on Page 3 and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of certain factors that should be considered before buying the ordinary shares offered hereby.

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RISK FACTORS

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to sustain profitability in the future. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We incurred operating losses in four of the five years ended December 31, 2016, including a loss of $4.9 million in the year ended December 31, 2016. We may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2016, our accumulated deficit was $79 million and we had cash, cash equivalents and short-term bank deposits of $1.2 million, compared to cash, cash equivalents and short-term bank deposits of $0.7 million as of December 31, 2015. Based on our current operations, we believe our existing funds will be sufficient to fund our operations in 2017. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or, if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We may need to raise additional capital in the future, which may substantially dilute the holdings of our shareholders.

We may need additional working capital in the future to repay our debts and fund our operations. Such financing may not be available, or, if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Competition in the market for defense electronics is intense. Our products may not achieve market acceptance, which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market. Our principal competitors in the defense electronics market include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Israel Military Industries Ltd., or IMI, and DRS Technologies, or DRS, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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Our growth is dependent in part on the development of new products, based on internal research and development. We may not accurately identify market needs before we invest in the development of a new product. In addition, we might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.

While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance or that we will ever recover our investment in this new product family.

We have developed a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family, a $4.5 million order from the Israel Ministry of Defense. To date, we have received $11.4 million in orders for our ground radar products, but cannot assure you that our ground radars will achieve broad market acceptance.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications. These revenues totaled approximately $12 million, or 100 % of our revenues in 2016, $14.1 million, or 99.9% of our revenues, in the year ended December 31, 2015 and $21.6 million, or 99.9% of our revenues, in the year ended December 31, 2014. The defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

During periods of slowing economic activity our customers may reduce their demand for our products and technology, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other E.U. member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any of these events would likely harm our business, operating results and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

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●	their requirements or budgetary constraints change;
●	they cancel multi-year contracts and related orders if funds become unavailable;
●	they shift spending priorities into other areas or for other products; or
●	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse effect on us.

Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination for convenience (among other reasons) of contracts or subcontracts with governmental entities. The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease and we may fail to implement our growth strategy.

Israel’s defense export policy regulates the sale of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We are also required to obtain a specific export license for any hardware exported from Israel. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation. Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts. Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process. We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2016 and 2015, 83% and 71% of our revenues, respectively, were attributable to six customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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We depend on suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

We acquire most of the components for the manufacturing of our products from suppliers and subcontractors, most of whom are located in Israel and the United States. A number of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delay the placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The defense electronics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

We enter into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter into firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. Because many of these contracts involve new technologies, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are aviation and defense company with worldwide operations. Although 65% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third-parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 43% of our sales in 2016, 57% of our sales in 2015 and 77% of our sales in 2014. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

●	Limitations and disruptions resulting from the imposition of government controls;
●	Changes in regulatory requirements;
●	Export license requirements;
●	Economic or political instability;
●	Trade restrictions;
●	Changes in tariffs;
●	Currency fluctuations;
●	Longer receivable collection periods and greater difficulty in accounts receivable collection;
●	Greater difficulty in safeguarding intellectual property;
●	Difficulties in managing overseas subsidiaries and international operations; and
●	Potential adverse tax consequences.

We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties in connection with the sale of our products in international markets. Any of those events may adversely affect our business, operating results and financial condition.

In the United States, President Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

In addition, as a company registered with the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in other currencies, particularly in NIS. Therefore, our costs in such other currencies, as expressed in dollars, are influenced by the exchange rate between the dollar and the relevant currency. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS exchange rate with the dollar and other foreign currencies has fluctuated, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We engage in currency hedging transactions intended to partly reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. However, such transactions may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

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Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

Regulations that impose disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products will result in additional cost and expense and could result in other significant adverse effects.

Rules adopted by the SEC implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act impose diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products. Compliance with these rules may result in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the manufacture of our products to the extent that there may be only a limited number of suppliers offering “conflict free” metals that can be used in our products. There can be no assurance that we will be able to obtain such metals in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins of the metals used in our products. We may also encounter customers who require that all of the components of our products be certified as conflict free. If we are not able to meet customer requirements, such customers may choose to disqualify us as a supplier, which could impact our sales and the value of portions of our inventory.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our 2007 Annual Report on form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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Risk Factors Related to Our Ordinary Shares

Because one of our shareholders, DBSI, owns a majority of our outstanding shares, investors will not be able to affect the outcome of shareholder votes.

DBSI currently beneficially owns 13,395,865 of our ordinary shares, or approximately 40.84% of our outstanding shares. For as long as DBSI, or any shareholder, has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as DBSI has a controlling interest in our company, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us. Because the interests of our controlling shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RADA.” To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00. On October 1, 2015 Rada received notification from NASDAQ for not maintaining a minimum bid price of $1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). We were given 180 calendar days, or until March 29, 2016, to regain compliance. On March 30, 2016, we received notification from NASDAQ that we are eligible for an additional 180 calendar days to regain compliance. Following a reverse split of our ordinary shares, on September 29, 2016, we regained compliance with Listing Rule 5550(a)(2) and our shares continued to be listed on the NASDAQ Capital Market.

If in the future, our share price drops again and remains under $1.00 for 30 consecutive business days, and if we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares..

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Quarterly variations in our operating results;
●	Operating results that vary from the expectations of securities analysts and investors;
●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
●	Announcements of technological innovations or new products by us or our competitors;
●	Quarterly variations in our operating results;
●	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	Changes in the status of our intellectual property rights;
●	Announcements by third parties of significant claims or proceedings against us;
●	Additions or departures of key personnel;
●	Future sales of our ordinary shares;
●	Delisting of our shares from the NASDAQ Capital Market; and
●	Stock market price and volume fluctuations.
●	Stock market price and volume fluctuations.

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Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on our business and results of operations.

Substantial future sales of our ordinary shares by our principal shareholders may depress our share price.

If our principal shareholders, sell substantial amounts of their ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants or upon the conversion of convertible notes, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

We do not intend to pay dividends.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. There can be no assurance that we will not be considered a PFIC for any future taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, in recent years riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “C&R Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

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Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named in this prospectus, most of who reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this prospectus are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.

We are incorporated under Israeli law and the rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority, for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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CAPITALIZATION

The following table sets forth the actual capitalization of our company at June 30, 2017 as adjusted to give effect to our sale of 4,604,500 ordinary shares for approximately $10 million in the aggregate to Israeli institutional investors on August 21, 2017; the issuance of an aggregate of 1,245,471 ordinary shares upon the exercise of warrants owned by the Selling Shareholder for proceeds of $500,000 on August 17, 2017 and on September 6, 2017, and the issuance of 1,322,917 ordinary shares upon the conversion of a $3,175,000 convertible note owned by the Selling Shareholder.

	As of June 30, 2017
	Actual	As Adjusted
	(in thousands)
Cash and Cash Equivalents and Restricted Cash	$1,329	$11,618
Short-term bank credit and convertible loan from shareholder	3,613	522
SHAREHOLDERS’ EQUITY
Rada Electronic Industries Ltd. shareholders’ equity:
Share capital
Ordinary shares of NIS 0.03 par value
Authorized: 37,500,000 shares as of December 31, 2016; Issued and outstanding: 21,246,502 shares at December 31, 2016 and 29,345,763 as of September 11, 2017	258	317
Additional paid in capital	90,068	100,298
Accumulated other comprehensive income	280	280
Accumulated deficit	(78,480)	(78,480)
Total Rada Electronic Industries Ltd. shareholders’ equity	12,126	22,415

Non-controlling interest	537	537

Total equity	12,663	22,952

Total capitalization	16,276	23,474

USE OF PROCEEDS

All of the proceeds from the sale of any ordinary shares offered under this prospectus are for the account of the Selling Shareholder. Accordingly, we will not receive any proceeds from the sales of these securities. We have agreed to bear all the expenses relating to the registration of the securities registered pursuant to this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

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MARKET FOR OUR ORDINARY SHARES

The table below sets forth the high and low sales prices of our ordinary shares, as reported by the NASDAQ Capital Market during the indicated periods. All of the share price information provided below has been adjusted to give effect to a 1 share for 2 shares reverse share split effected on September 14, 2016.

Period	High	Low
Last six calendar months
March 2017	$1.23	$1.12
April 2017	1.20	1.04
May 2017	1.52	1.09
June 2017	1.94	1.58
July 2017	2.21	1.83
August 2017	3.10	1.90
September 2017 (until September 12, 2017)	3.05	2.75

Financial quarters during the past two years
Second Quarter 2015	5.64	3.62
Third Quarter 2015	4.34	1.40
Fourth Quarter 2015	1.58	0.70
First Quarter 2016	0.92	0.56
Second Quarter 2016	1.40	0.72
Third Quarter 2016	1.50	0.93
Fourth Quarter 2016	1.28	1.00
First Quarter 2017	1.35	1.12
Second Quarter 2017	1.80	1.10
Third Quarter 2017 (until September 12, 2017)	3.11	1.89

Five most recent full financial years
2016	1.50	0.56
2015	5.80	0.70
2014	11.94	2.60
2013	4.20	2.10
2012	4.36	2.00

SELLING SHAREHOLDER

Beneficial Ownership and Other Information

We are registering the resale of 3,549,071 of our ordinary shares, which are owned by DBSI, the Selling Shareholder, pursuant to a registration rights agreement we entered into with it in connection with a financing that was consummated on May 18, 2016. DBSI is a private equity firm specializing in investments in buyouts, PIPES, middle market, mature, and turnaround stages. Of the ordinary shares covered by this prospectus, 2,226,154 shares were issued pursuant to the Purchase Agreement and 1,322,917 shares were issued in connection with the conversion of a convertible loan issued pursuant to the Loan Agreement.

The term “Selling Shareholder” includes (i) the entity identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the ordinary shares covered by this prospectus after the date of this prospectus from the named Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.

Except as described herein or in the documents incorporated by reference herein, we have not had any material relationship with the Selling Shareholder. Our registration of the resale of the securities covered by this prospectus does not necessarily mean that the Selling Shareholder will sell any or all of the securities.

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The information in the table below is based upon information provided by the Selling Shareholder. The Selling Shareholder has represented to us that it did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it acquired the ordinary shares being offered.

Names and Addresses	Ordinary Shares Beneficially Owned Prior to Offering(2)(3) / Percentage of Class		Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned Upon Completion of Offering (2)(3)(4) / Percentage of Class (4)
DBSI Investments Ltd. (1) 85 Medinat Hayehudim St., Herzliya, Israel	12,403,670 / 37.82	%(5)	3,549,071	8,854,599 shares / 27.00%

(1)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 12,403,670 ordinary shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. The entity named in the table above has sole voting and investment power with respect to all shares shown as beneficially owned by it.

(3)	Based on the ordinary shares outstanding or issuable as of the date of this prospectus.

(4)	Assuming all shares being registered for resale hereunder are sold.

(5)	Consists of 8,949,125 ordinary shares and an additional 3,454,546 ordinary shares that are issuable upon the exercise of currently exercisable warrants, that are, in each case, held by DBSI.

PLAN OF DISTRIBUTION

The Selling Shareholder may offer and sell, from time to time, some or all of the ordinary shares covered by this prospectus. As used herein, “Selling Shareholder” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from the Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. We have registered the ordinary shares covered by this prospectus for offer and sale so that those ordinary shares may be freely sold to the public by the Selling Shareholder. Registration of the ordinary shares covered by this prospectus does not mean, however, that those ordinary shares necessarily will be offered or sold.

We will not receive any proceeds from any sale by the Selling Shareholder of the securities. See “Use of Proceeds.” We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, including any brokerage commissions and similar selling expenses, if any, attributable to the sale of securities offered hereby pursuant to the terms of a registration rights agreement we entered into with DBSI, the Selling Shareholder.

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Sales of the securities offered hereby may be effected by the Selling Shareholder from time to time in one or more types of transactions (which may include block transactions) on the NASDAQ Capital Market at prevailing market prices,” in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the ordinary shares by a broker-dealer as principal and resales of the ordinary shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers participating in the distribution of the ordinary shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those broker-dealers may be deemed to be underwriting commissions under the Securities Act. The Selling Shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of the ordinary shares covered by this prospectus.

Upon our being notified by the Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

●	the name of the participating broker-dealer(s);
●	the number of ordinary shares involved;
●	the initial price at which such ordinary shares were sold;
●	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and
●	other facts material to the transaction.

The Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the Selling Shareholder. The Selling Shareholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

DESCRIPTION OF SHARE CAPITAL

Our registered share capital consists of a single class of ordinary shares, par value NIS 0.03 per share. As of the date hereof, our authorized share capital consisted of 37,500,000 ordinary shares ordinary shares, and there were 29,163,945 of our ordinary shares issued and outstanding.

All our issued and outstanding ordinary shares are fully paid and non-assessable and are issued in registered form. Our ordinary shares do not have preemptive rights and there are no sinking fund provisions applicable to our ordinary shares.

The following summary description of our capital stock summarizes general terms and provisions that apply to the capital stock. Because this is only a summary, it does not contain all of the information that may be important to you. This summary is subject to and qualified in its entirety by reference to our memorandum of association and articles of association, as amended, each of which are on file with the SEC. See “Where You Can Find More Information; Incorporation of Information by Reference.”

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Purposes and Objectives of the Company

We are registered with the Israeli Companies Registry and have been assigned company number 52-003532-0. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to liens, bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, as recently amended, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 37,500,000 ordinary shares of a nominal value of NIS 0.030 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval of the board of directors. If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Except as otherwise required by the Israeli Companies Law, a resolution of the Shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

Pursuant to our Articles of Association, our directors, except for the external directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall generally serve until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal pursuant to the Articles of Association. Except with respect to the removal of external directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

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Rights to share in the company’s profits. Our shareholders have the right, in accordance with the Board of Directors resolution, to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Changing Rights Attached to Shares

According to the Articles of Association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders with a simple majority of the class of shares so effected, and a simple majority vote of all classes of shares voting together as a single class at a General Meeting.

Annual and Extraordinary General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “Extraordinary General Meetings.” In addition, the board of directors must convene an Extraordinary General Meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

The quorum required for a General Meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders or to such day and at such time and place as the Chairman of the General Meeting shall determine. At the reconvened meeting, if the original meeting was convened upon the demand of one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company, the quorum will be one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition. In any other case the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

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Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. For purposes of the shareholders’ approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors. The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares. In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold. However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all. The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights. Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority. Furthermore if the target company has received tax incentives of grants from the Innovation Authority, changes in ownership may require also the approval of the tax authorities or the Innovation Authority, as applicable.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely in a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

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Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repairable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

TAXATION

The following is a discussion of Israeli and United States tax consequences material to us and our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

General Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2013 and 26.5% in 2014 and 2015. Effective January 1, 2016, the corporate tax rate was reduced to 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning January 2017 which is to be reduced to 23% beginning January 2018.

Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income (determined in Israeli currency) in any tax year, with some exceptions, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018. The Budget Law also introduces two new tax incentive regimes for companies with qualifying operations under the Investment Law in addition to several changes to the current tax incentive regimes.

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The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization of the cost of purchased know-how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;
●	Accelerated depreciation rates on equipment and buildings;
●	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and
●	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Under income tax regulations shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that: (1) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (2) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed; and (3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) ) or the seller, if an individual, has been present in Israel for more than 183 days (in the aggregate) during the taxable year, or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, U.S. Residents would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and 2015 and 25% in 2016 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and thereafter. In 2014, an additional tax liability of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 ($207,770).

Taxation of Foreign Resident Holders of Shares

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder, the applicable tax rate is at 30% Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

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A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Foreign Exchange Regulations

Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable with respect to our ordinary shares upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely reparable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts.

Controlled Foreign Corporation

In general, and subject to the provisions of all relevant legislation, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation, or CFC), is liable for tax on the portion of his income attributed to holdings in such corporation, as if such income was distributed to him as a dividend.

Share Allocations to Controlling Shareholders

Controlling shareholders will be taxable under section 3(i) to the Tax Ordinance, according to which, the grantee pays income tax rate (according to the marginal tax rate of the grantee- up to 48% in 2012) on the profit upon the sale of the underlying shares. As of January 1, 2013 the marginal tax rate (48%) of an individual will increase in 2% in case his taxable income in a tax year exceed the amount of NIS 810,720 (including capital gains from marketable securities, dividends and interest income).

United States Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as::

●	broker-dealers;
●	financial institutions;
●	certain insurance companies;
●	investors liable for alternative minimum tax;
●	regulated investment companies, real estate investment trusts, or grantor trusts;

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●	dealers or traders in securities, commodities or currencies;
●	tax-exempt organizations;
●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,
●	persons who hold the ordinary shares through partnerships or other pass-through entities;
●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;
●	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or
●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
●	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Sale or Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

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An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2015. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax advisor regarding its reporting obligation.

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Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation

OFFERING EXPENSES

We estimate the following expenses in connection with this prospectus:

SEC Registration Fee	$1,279.26
Legal fees and expenses	25,000
Accountants’ fees and expenses	12,000
Miscellaneous	7,000
Total	$45,279.26

Pursuant to an outstanding registration rights agreement, we have agreed to bear all expenses relating to the registration of the resale of the securities registered pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares being reoffered by this Registration Statement and other legal matters concerning this offering relating to Israeli law will be passed upon for us by S. Friedman & Co., Tel Aviv, Israel. Carter Ledyard & Milburn LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this prospectus and any accompanying prospectus supplement.

EXPERTS

The consolidated financial statements of Rada Electronic Industries Ltd appearing in Rada Electronic Industries Ltd’s annual report (Form 20F) for the year ended December 31, 2016 have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm, as set forth in their reports thereon incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES AND

AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are non-residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see the risk factor that begins with “Service and enforcement of legal process” under the heading “Risk Factors.”

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AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act is Puglisi & Associates; 850 Library Avenue, Suite 204; P.O. Box 885; Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION
OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

The following documents furnished or filed with the SEC are incorporated in this prospectus by reference:

●	Our 2016 Form 20-F, filed with the SEC on March 27, 2017;

●	Our reports of foreign private issuer on Form 6-K (including exhibits thereto) furnished to the SEC on May 24, 2017 (2017 First Quarter Summary section of Exhibit 99.1 thereto only), June 29, 2017, August 3, 2017, August 10, 2017 (2017 Second Quarter Summary of Exhibit 99.1 thereto only), August 16, 2017 (excluding last two paragraphs of Exhibit 99.1 thereto) and August 21, 2017.

●	Any future reports on Form 6-K to the extent that we indicate they are incorporated by reference into this registration statement;

●	Any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, prior to the termination of any offering contemplated by the prospectus; and

●	The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on February 4, 1987 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

We filed a registration statement on Form F-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report filed on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. We prepare our annual financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement as relevant. You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information;Incorporation of Information by Reference.” The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC’s website or at the SEC’s offices mentioned under “Where You Can Find More Information;Incorporation of Information by Reference.”

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We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (and any exhibits specifically incorporated in such information), at no cost, upon written or oral request to us at the following address:

Rada Electronics Ltd.

7 Giborei Israel Street

Netanya 4250407, Israel

Tel: 972-9-892-1111

Attn: Chief Financial Officer

You may also obtain information about us by visiting our website at www.Rada.com. Information contained in our website is not part of this prospectus.

You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

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3,549,071 Ordinary Shares

PROSPECTUS

September 13, 2017